07043915

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 05 2007 WASH, D.C. 161

# FORM 6-K

**Report of Foreign Issuer**

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

RE.

For the day of: January 31, 2007

PROCESSED FEB 16 2007 THOMSON FINANCIAL

Commission File Number 000-50634

# TANZANIAN ROYALTY EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road
Sharon, CT 06069
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's 2006 Annual Report.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Tanzanian Royalty Exploration Corp.**
(Registrant)

Date: January 31, 2007

*"James Sinclair"*
James E. Sinclair, Chief Executive Officer

Exhibit 1
Form 6-K
Commission File Number 000-50634
CIK 0001173648
Tanzanian Royalty Exploration Corporation

# 2006 ANNUAL REPORT



Tanzanian Royalty
EXPLORATION CORPORATION



# 2006 HIGHLIGHTS

- Luhala drilling returns high grade gold values, enhancing open pit potential.
- High grade gold discoveries announced on licenses in Tulawaka area.
- Continuous high-grade gold shoot confirmed to depth of 450 metres at Itetemia.
- Rights to Kigosi property repurchased. Will now become exploration priority.
- Review of historical data reveals numerous anomalies on nickel licenses.
- Sinclair contributes $4,888,903 to treasury in series of private placements.



Mwanza
Mt. Kilimanjaro
Lake Victoria
Greenstone
Belt
DODOMA
Dar es
Salaam
Tanzania


## TANZANIAN ROYALTY EXPLORATION CORPORATION PROSPECTING LICENSES



N
0 km. 100
North Mara
Kabanga Nickel Belt
Lake Victoria
Lake Victoria
Greenstone Belt
Mwanza
Kabanga
Geita
Kitongo
Bulyanhulu
Tulawaka
Golden Ridge
Nyakafuru
Mwadui
Chocolate Reef
Golden Pride
TANZANIAN ROYALTY
BARRICK GOLD JV's
NORTHERN MINING JV's
Gold Mines/Deposits

## Our Vision

Our vision is to become a highly profitable royalty company that produces above-average returns to shareholders based on royalty income from long-life precious metals, base metals and diamond mining operations situated within the East African nation of Tanzania.

## Our Assets

Tanzanian Royalty's holdings are among the largest in Tanzania's Lake Victoria Greenstone Belt which is considered to be highly prospective for precious metals, base metals and diamonds. The Company is the largest individual landholder in the Kabanga Nickel Belt which hosts the high grade Kabanga Nickel Project, a joint venture between Xstrata and Barrick Gold.

We also have highly qualified and experienced exploration staff, our own rotary drilling rig and a dedicated facility for the preparation of biogeochemical samples, an innovative technology that can often detect mineral potential beneath deep overburden.



# E CHAIRMAN'S



It is my firm view that we are entering a super cycle for mineral commodities that could be without precedent in modern history. In fact, many analysts are comparing the current situation to the economic growth spawned by the industrial revolution or the global economic recovery following World War II.

While some legitimate concerns prevail about the short-term price sustainability for specific commodities (predominantly copper), the rash of mining mergers in the past year points to an industry that is desperate to acquire mineral resources to ensure production continuity over the longer term - even if it means paying a premium on the open market.

Not only have gold company shareholders benefited from this merger mania, investors in base metal producers such as Inco and Phelps Dodge have also done extremely well. Nickel, a highly versatile metal that is used to make stainless steel and corrosion-resistant pipes among other things remains in short supply while new sources of production are becoming increasingly expensive to develop. In the case of nickel, new high grade belts like Kabanga in Tanzania are strategically positioned to meet growing demand for this important metal - especially from Asia.

I certainly expect to see an acceleration of this predatory acquisition process in the years ahead, especially in the gold sector whose fundamentals are markedly different from any other commodity. First and foremost, gold is a currency that historically has traded inversely to the U.S dollar which in my opinion is a train wreck looking for a place to happen.

Most economists agree that the triple U.S. deficits: budget, trade and current account, are unsustainable and will eventually result in a substantial devaluation in the U.S. dollar. That means that gold will go higher, probably to at least $1,650 according to my calculations. That being said, gold is grossly under priced today and by inference so is the value of the Company's asset base in Tanzania which is increasingly attracting international attention.

In late 2006, Joseph Kahama, the president of our subsidiary company, Tanzania American International Development Corporation 2000 Limited, visited China on an economic mission for the government of Tanzania. While there, he also gauged Chinese interest in the potential for base and precious metals production from Tanzania which the Chinese showed a keen interest in pursuing. Mr. Kahama will be returning to China every three months to develop relationships with Chinese officials and various industrial enterprises.

Anybody who follows commodity markets clearly understands the impact that Asian consumption (especially China's) is having in the marketplace and it's hard to imagine this pattern changing anytime soon. In fact, the global drawdown of mineral resources that is currently underway is virtually without precedent in the past century. And you can rest assured that China has a vested interest in keeping





its economic expansion going, backstopped by one trillion dollars in foreign exchange reserves to ensure that happens.

Again this year I want to encourage everyone to visit our website at www.tanzanianroyalty.com for a description of our business plan, news releases, exploration updates and detailed information on the projects we are actively evaluating. Rest assured, we go to great lengths to ensure that the information on our website is timely and understandable. By updating our website almost daily, we ensure that every stakeholder is kept on a level playing field. We pay more than lip service to the principle of timely disclosure and ensure that no insider trades shares of the Company several days before and after the release of material information which is immediately posted on our website. As most people know, I pride myself in being a "straight shooter" and assure you that everyone else in the Company adheres to this philosophy.

## Our Business Strategy

Our strategy from Day One has been to build value by identifying and responding aggressively to the major factors affecting the global mining industry. Foremost among these factors is the increasing long term demand for metals; the inability of major companies to replace their mined out reserves through exploration; and the shortage of experienced, multi-disciplinary exploration talent which is particularly acute for major producers. Underpinning this strategy is our uncompromising commitment to socially responsible exploration and development.

Of course all of this is hinged on our ability - and that of our partners - to exploit the mineral potential on the Company's landholdings. With this in mind, we have assembled what I consider to be the "A Team" among exploration groups on the African continent. Our team is a multi-disciplined group of eminently qualified geologists, geophysicists, biologists, drillers, technicians, supervisory and support staff and world-class consultants who are totally focused on achieving our objectives and delivering tangible value to shareholders.

The increased difficulty of finding exposed or near-surface mineral deposits worldwide requires the field deployment of a multi-disciplinary team such as this with the capacity to integrate interrelated disciplines including geology, remote sensing, geophysics, geochemistry, biogeochemistry and a host of other variables into an analyzable quantum that generates high quality targets for exploration and discovery.

Through its vast landholdings in Tanzania, your company has leverage to one of the least explored and most geologically prospective mineral belts in the world – the Lake Victoria Greenstone Belt. And I assure you that we are no "Johnny-Come-Lately" to this belt having held much of our ground in the region for several years. Acquiring a major land position in such a belt under current market conditions would be virtually impossible, something our competitors and prospective partners know all too well.

## My Financial Commitment

What also sets the Company apart from its peers is the fact it is largely self-financing. When I became Chairman and CEO of the Company in 2002, I made a personal commitment to share the risks (and rewards of course) with my fellow shareholders – a policy I intend to continue. Throughout the year, I personally contributed $4,888,903.00 to the Company's treasury in a series of private placements, bringing my total commitment to date to $11.3 million.



The purchase price for these shares reflected the weighted average trading price of the corporation's shares for the last five consecutive trading days of each quarterly period. No warrants, options or other rights were issued or granted in connection with any of these placements. I am not aware of any company on the global exploration scene whose Chairman and CEO is making such a commitment.

## Core Exploration Projects: On the Road to Royalty Income

Our exploration focus involves three specific commodities (in order of priority): gold, diamonds and nickel. As I have said in the past, gold is in a historic bull market which in my opinion is still in its early stages. The royalty structure of your company lays the foundation for Tanzanian Royalty to participate in higher gold prices through exploration and discovery - a much more cost effective way than purchasing royalties on the open market.

At this time I would like to review some of the Company's more advanced projects. In the coming year, I expect to see the pace of exploration activity increase dramatically given our intention to evaluate the potential on our nickel properties.

In the past year more than 22,938 metres of drilling has been completed and our field technicians have taken more than 14,996 biogeochem samples. Soil geochem and stream sediment samples also total in the thousands.

Largely because of the increased geographical extent of our exploration programs, we intend to employ drill contractors to augment our in-house drilling capacity. So we could well see major drill programs underway on several properties at one time.





In addition to a Vancouver-based consulting geophysicist, we have hired another geophysicist who is permanently based in our Mwanza exploration office. We also purchased our own Induced Polarization (IP) equipment to expedite survey work and identify targets on our prospecting licenses. IP surveys are used to detect disseminated mineralization and to simultaneously measure electrical resistance.

## Luhala

Most of the Company's drilling activities in the past year were focused on the Luhala Gold Project where we continued to establish open pit, heap leach potential in an exciting geological environment. In August 2006, we completed the seventh phase of drilling on the Luhala Project, this time employing a diamond drilling rig from an independent contractor. Core drilling was selected because it provides structural information that is useful for interpretive purposes. A follow-up Reverse Circulation drilling program is planned to test depth extensions to the higher-grade area identified in the Kisunge Main Zone eastern limb as well as depth extensions to the southern limb of the Main Zone. In 2007, we fully intend to build on the successes achieved thus far at Luhala by completing more drilling which could put us in a position to establish a gold resource and begin economic studies.

## Kigosi

Clearly one of the most significant events that transpired this year on the corporate front was the return of the Kigosi property from AngloGold-Ashanti. For corporate-related reasons, AngloGold-Ashanti was not in a position to exploit the potential of Kigosi on a timeline that coincided with our business objective of becoming a royalty company.



In the final analysis we managed to negotiate the re-purchase of our rights to Kigosi, including all related camp and equipment, along with the purchase of the non-associated Dongo property in a transaction valued at USD$900,000. The price of the acquisition was satisfied by the issuance to AngloGold-Ashanti of 180,058 common shares of Tanzanian Royalty, a price that we considered more than reasonable considering Kigosi's potential.

The Kigosi Project Area encompasses approximately 1,095 square miles and includes 15 individual Prospecting Licenses immediately southwest of the Ushirombo Belt in the Sukumaland Greenstone Terrain of northwestern Tanzania.

The licenses cover at least three gold-bearing vein occurrences, two of which are located at the north end of a three kilometre long northwest trending structure that may have concentrated the high grade gold values reported previously at the northern and southern limits of this prominent geological feature.

We have moved aggressively to exploit the potential at Kigosi and in fact commenced a Reverse Circulation drilling program in December 2006 shortly before this report went to press. In this initial phase of drilling, some of the drill holes encountered shallow underground workings which is indicative of artisanal activity. There is probably not a producing gold mine in Tanzania that does not have extensive artisanal workings which almost always indicates the presence of economically attractive gold values that are either disseminated or occur within lode-type deposits.

I can assure you that we intend to pull out all the stops this year to evaluate the economic potential at Kigosi even if it means bringing in extra drilling rigs to evaluate high priority targets.

### Itetemia

Following a detailed review of exploration data accumulated by Barrick Gold on our Itetemia property adjoining Barrick's Bulyanhulu gold mine, the Company implemented a four hole diamond drilling program to help define a previously established "pay shoot" at depth. It succeeded in confirming the broad distribution of economically attractive gold values down to a depth of 450 metres where it is still open to further extension.

## DIAMONDS

The greenstone belts of Tanzania also host potential for diamonds and base metals which have moved broadly higher in the past few years on solid supply/demand fundamentals. Diamonds are an exceedingly high value commodity in large part because they are difficult to find. Compared to other commodities, the geological environments for these precious stones are very subtle and require diligent field work, follow-up analysis and subsequent evaluation.

Nonetheless, Tanzania's long history as a producer of diamonds and other precious stones (tanzanite among them) makes its diamond potential impossible to ignore. In recent years, diamond prices have escalated sharply as DeBeers' control over the market waned. Today, the diamond sector is very much a free market with producers selling to whomever they want. DeBeers no longer has significant stockpiles of diamonds to control the market and in fact has deliberately worked off its inventory to facilitate a more open marketplace based exclusively on supply/demand fundamentals.



Of particular historical significance in Tanzania is the Mwadui diamond mine which remains today the largest, mined diamond pipe in the world. Our diamond properties are on the Mwadui trend which is exactly where you want to be given the fact diamond bearing pipes occur in clusters along trend lines that sometimes extend for hundreds of kilometres.

So far, drilling and sampling programs on our holdings have returned encouraging diamond indicator minerals from several kimberlite pipes and we intend to evaluate these further in the coming year. The indicator minerals I refer to are genetically related (they generally form at the same time) to the diamonds and are typically dispersed by erosion and other means over wide areas. Through tried and tested grid-based sampling programs, geophysics and other scientific techniques, mineral explorers like Tanzanian Royalty can trace these indicator minerals back to their source rocks which is usually a kimberlite pipe, the primary source in the world for diamonds.

In the past year, drilling encountered 11 kimberlite pipes six of which are brand new discoveries. The others were discovered by a DeBeers/Tanzanian government joint venture in the 1980s. We considered these pipes attractive enough to warrant follow-up drilling and evaluation. Two of the 11 kimberlite bodies occur in an area where diamonds have been reported from alluvium (material that was deposited by water action), an economically attractive environment that will warrant further attention.

### TULAWAKA (MDN NORTHERN MINING)

Throughout the past few years, we have allocated substantial fiscal resources to "value add" our holdings by identifying mineral potential that we can exploit in-house or under joint venture agreements with qualified third parties. The latter strategy has already generated a few





notable successes near the Tulawaka mine where MDN Northern Mining (MDN) continues to find economically attractive gold values on ground that is subject to royalty agreements with Tanzanian Royalty.

Subsequent to year-end, MDN announced the discovery of a significant gold system on Tanzanian Royalty's 102.9 square kilometre Nyantimba licenses 15 kilometres north of the Tulawaka gold mine in Tanzania. This program was a follow-up of the 2005 Rotary Air Blast drilling program on MDN's Viyonza discovery.

The new discovery encompasses an area of 300 metres by 200 metres and includes a number of high grade intersections including 2.0 metres grading 35.95 g/t (grams/tonne); 3.0 metres averaging 17.15 g/t and 2.0 metres at 13.18 g/t. These values are among the highest reported in the Tulawaka gold camp and will go a long way to building a resource for economic evaluation.

Earlier this year, MDN reported the discovery of a new gold occurrence, the Isozibi, about 17 kilometres northwest of the Tulawaka Gold Mine process plant. The mineralization found in this program was previously unknown and included 2.0 metres grading 4.4 g/t and 1.0 metre of 3.5 g/t.

Adding to the significance of these discoveries is their proximity to the Tulawaka process plant which will require additional feed from regional properties to sustain operations in the years ahead.



## Nickel

Over the past few years, we have managed to secure a major landholding in the Kabanga nickel belt where Barrick Gold and Xstrata are developing a high grade, underground nickel mine. The Kabanga deposit was discovered in the 1970s by the United Nations Development Program (UNDP) after a large comprehensive geochemical and geophysical program.

This program identified a chain of coincident airborne magnetic and geochemical anomalies within a 20-30 kilometres wide northeasterly trending belt extending over 200 kilometres from Burundi in the south, through western Tanzania to Uganda in the north. The total land area covered under the Company's Kabanga project is 4,434 square kilometers and includes seven prospecting licenses.

One of our prospecting licenses is located within a strong geophysical magnetic feature that extends down to the Kabanga Nickel deposit, while another license hosts a 50 kilometre long magnetic anomaly of similar intensity to Kabanga. Moderate nickel-in-soil anomalies are evident on some of the properties as well.

Among the reasons we are looking seriously at nickel in Tanzania is the country's proximity to China and the other Asian tigers where demand for nickel is expected to grow exponentially in the coming years. China in particular has long had close economic ties with Tanzania and it sees the nation as a reliable source of raw materials for its industrialization process.

At the present time, the Company's technical staff are compiling information on this important nickel belt which will allow them to develop a multi-phased exploration program to evaluate the nickel potential on our prospecting licenses.

## Acknowledgements

In closing, I would like to acknowledge once again the extraordinary effort put out by our exploration staff in Mwanza, Tanzania, under the guidance of our President, John Deane. I want to assure all of you that everyone on the corporate side - and shareholders as well - recognize and deeply appreciate what you have accomplished in the past year.

Special thanks to Florian Ngunangwa, Joseph Kahama and Phillip Sango in Dar es Salaam; to our core management group including Victoria Luis and our new Toronto-based CFO, Regina Kuo-Lee; and also to our Corporate Secretary, Helen Hansen, Gil Graham and David Duval in Vancouver.

Respectfully yours,



James E. Sinclair
Chairman & CEO





# Tanzanian Royalty
EXPLORATION CORPORATION

## Management Discussion and Analysis
years ended August 31, 2006 and 2005

## Consolidated Financial Statements
years ended August 31, 2006 and 2005

# MANAGEMENT'S DISCUSSION AND ANALYSIS

*The Management's Discussion and Analysis of Financial Condition and Results of Operation ("MD&A") for Tanzanian Royalty Exploration Corporation (the "Company") should be read in conjunction with the audited Consolidated Financial Statements for the years ended August 31, 2006 and 2005.*

*The financial information in the MD&A is derived from the Company's Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise described. The effective date of this MD& A is November 28, 2006.*

## Overall Performance

As of August 31, 2006 the Company had Current Assets of $3,432,000 as compared to $1,596,000 on August 31, 2005. The increase of $1,836,000 in current assets is mainly attributed to increases in cash and cash equivalents. Mineral Properties and Deferred Exploration costs amounted to $20,593,948 as of August 31, 2006, which is comparable to costs of $19,740,000 as of August 31, 2005. The costs include gross expenditures of $2,865,000 (2005-$1,817,000) expended this year. The Company recovered $320,000 of exploration costs from its option partners in 2006 and $301,000 in 2005. The Company has also recorded a write-down in 2006 of $1,690,000 (2005 - $1,630,000) on mineral properties abandoned.

The Company has financed its operations and investments through the issuance of common shares. During 2006, the Company raised $6,494,000 (2005 - $3,508,000) through the issuance of share capital and share subscriptions.

## Corporate Strategy and Objectives

Management's primary mandate is to implement and refine on an ongoing basis an exploration and investment framework that will produce unencumbered royalty income for the Company from gold and other mineral projects in Tanzania.

The premise behind our royalty strategy is that we can discover gold at a much lower unit cost through exploration as opposed to purchasing gold production royalties on the open market.

## The Discovery Process

The Company intends to generate royalty income by discovering economic concentrations of mineralization by way of partnership arrangements with both senior and junior companies, through exploration for its own account, or by way of acquisitions, mergers and strategic relationships with other companies.

The practical means of achieving royalty income through exploration encompasses the careful application of in-house geological expertise and our in-depth knowledge of the Tanzanian minerals industry.

Our exploration methodology involves the definition of mineral potential on a property employing both standard and proprietary evaluation techniques. These techniques typically include the gathering of soil geochem and biogeochem samples, the utilization of ground and airborne geophysics, the initiation of trenching programs, and the completion of rotary drilling to establish mineral potential in bedrock.

## Royalty Agreements

Following the establishment of exploration potential, the Company enters into confidentiality agreements (CA's) with qualified parties who would then be offered the right to option 100% of the property under specific terms including advanced and post production royalty payments. Underpinning this entire strategy is our policy of maintaining low risk, non-dilutive royalty interests in mineral projects with long-term production potential.

In general, the purchase of royalty interests on the open market involves either the issue of equity (shares) to the seller or payment for the royalty through loans from banks and/or secondary lenders. As mineral explorers, the potential to generate ongoing royalty income remains virtually unlimited and is a function of our ability to produce tangible exploration successes, namely the establishment of gold reserves or resources in the ground.

On the other hand, the opportunity to purchase royalties today on the open market is extremely limited given the fact there are few new production sources coming on line. Also, whatever royalties are likely to be available will become extremely expensive.

A gold royalty company derives its income from passive (non-operating) interests in mining operations that provide the royalty holder with the right to garner revenue from the project in cash or in physical product (gold) after deducting smelter costs.

What the Company seeks to avoid by going the royalty route is exposure to non-recourse loans which are popular in the minerals industry as a means of funding new mine development. The non-recourse nature of such loan facilities, we believe, is generally based on derivative debt and therefore carries risks that are unacceptable to us.

The Company's decision to pursue royalty income as opposed to percentage operating interests in new production is further based on escalating costs for new mine development along with the high cost of energy which is the largest single component in mine operating costs. None of these factors would have any impact on the Company's expected revenue stream from its royalty interests because they are based on a fixed percentage of metal sales after refining costs.

The Company's royalty agreements include strict payment schedules that specify escalating rental payments that with exploration expenditures incurred by our partners over the life of our agreements. All expenses incurred directly by the Company (usually from early-stage exploration) are generally repaid at full feasibility followed by royalties at production. Rental payments derived from our option agreements under accounting guidelines enters our financial statements as a return of expense and not as income at that specific time.

When a property is dealt to a third party under a formal option agreement, the expense obligation to the Company (usually for exploration) for that particular property either falls to zero or is negligible.

## Financial Company Structure

The final character of our business plan is structured to reflect the financial nature of the Company's operations. Management expects to see the Company produce income growth based on escalating gold prices – given the fact we have a fixed floor and ceiling in our royalty agreements – and trade at a premium in the marketplace as a proxy for inflation.

## Property Acquisitions and Abandonments

We have within this reporting period entered into one new option agreement. Properties are acquired on the basis of favorable geology and will be evaluated in detail by our in-house technical staff to firm up exploration potential and make them attractive to potential partners under standard royalty agreements.

At the present time, we have five mineral licenses dealt to Barrick Gold and Northern Mining Explorations. The Company currently holds 121 mineral licenses in Tanzania covering more than 10,762 square kilometres. All of these holdings are located in and around the world-class Lake Victoria Greenstone Belt and Kabanga/Kibara Nickel Belt regions in Tanzania.

## Subsequent Events

The Company entered into a Purchase and Sale Agreement (the "Agreement") with Ashanti Goldfields Cayman Limited ("Ashanti") dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo, from Ashanti in a transaction valued at US$900,000.

The price of the acquisition will be satisfied by the issuance to Ashanti of a total of 180,058 common shares of the Company in two tranches and subject to certain conditions set out below.

The two tranches will consist of (i) the issuance and allotment of 160,052 common shares to be issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the

Agreement and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights as defined in the Agreement, and the issuance and allotment to Ashanti of 20,006 common shares of the Company.

## EXPLORATION SUMMARY

The logistical and cost benefits associated with owning our own multi-purpose drill rig became readily apparent following a break-in period of several months when mechanical deficiencies were resolved and the performance of drill crews and equipment reached normal levels.

### Gold Exploration Activities

#### *Luhala Project*

With the drill rig fully operational, the Company was able to focus its fiscal and human resources primarily on the Luhala Gold Project, the most advanced property in our large exploration portfolio.

Luhala comprises six exploration licenses totaling 76 square kilometers and is strategically located 100 kilometres east-southeast of the Geita gold mine. Extensive surface gold mineralization has been discovered within the Kisunge-Shilalo target area which comprises three hills: Kisunge, Shilalo West and Shilalo South. This area is the main focus of our exploration activities at the present time.

In December 2005, the Company announced initial results from a 29 hole Reverse Circulation/Rotary Air Blast drill program (RC/RAB) at Luhala that significantly expanded the resource potential on the property.

During this phase of drilling, a specific emphasis was placed on determining the structural controls on the higher grade mineralization and producing a 3-D model of the mineralization for follow-up in 2006.

RC results from Kisunge East included 6.0 metres grading 4.45 g/t (grams per tonne) and 4.0 metres averaging 7.05 g/t. One hole in Kisunge West returned 12 metres grading 3.01 g/t while another in Kisunge East returned 7.0 metres at 2.66 g/t.

The remaining results (15 holes) from this program were reported in January 2006. Most of the holes concentrated on the main mineralized zone at Kisunge Hill along drill fence lines ranging from 20 to 40 metres apart, with drill hole spacing averaging 25 metres. One of the holes was drilled at the new Kiginga target, a new discovery made in late 2005. The mineralization at Kiginga forms a series of flat lying, stacked shears within an intermediate volcanic tuff. Thin quartz veins and hematite alteration are common occurrences within the shear zones.

A Phase 4 drill program was initiated at Luhala in February 2006, with the first results reported shortly thereafter in March. The drill program included 40 RC holes, representing some 2,519 metres of drilling within the Kisunge Central, West, Northeast and Southeast Zones. The Kisunge Central and West Zones were found to combine to form the Kisunge Central Zone.

Drilling of the Kisunge East Zones confirmed the presence of a higher grade zone of rocks that extends from the Kisunge Northeast Zone to west of the Kisunge Southeast Zone. These rocks form a steeply plunging anti-clinorium, a regional fold (bend) structure that is composed of smaller folds. This whole zone was subsequently referred to as the Kisunge Main Zone.

Among the better results returned from the Kisunge Central Zone were 4.0 metres of 6.0 g/t and 5.0 metres grading 5.18 g/t. Notable results from the Kisunge Main Zone included 7.0 metres averaging 6.83 g/t and 5.0 metres grading 5.18 g/t.

Results from the Phase 5 drill program were released in April 2006 and confirmed that the Kisunge Main Zone hosted anomalous gold values along a strike length of 1,200 metres, excluding a zone some 200 metres wide where a barren dyke cut across the mineralized trend.

The holes in the Main Zone were designed to intersect and test the gold potential in the most prospective stratigraphic package (rock unit) at a shallow depth as no trenching had been conducted in this area before to establish near-surface mineral potential.

The best values from the Kisunge Main Zone in Phase 5 included 4.0 metres averaging 5.69 g/t along with 3.0 metres grading 3.29 g/t.

A Phase 6 drill program was completed in April 2006 and included 15 RC drill holes representing some 986 metres of drilling. All the RC holes were drilled in the Main Zone as no access was available to further test the Kiginga anomaly due to heavy rainfall. Three holes were drilled on the eastern limb of the Main Zone and 12 holes on the southern limb. Among the better values reported were: 3.0 metres of 2.50 g/t, 2.0 metres grading 2.39 g/t and 6.0 metres averaging 2.35 g/t.

A Phase 7 drill program was completed in August 2006 with the results reported immediately after the Company's fiscal year end. This particular phase consisted of nine diamond drill holes aggregating some 991 metres, all of which tested the eastern limb of the Kisunge Main Zone.

Because diamond drilling produces a cylindrical core sample, invaluable structural information was obtained during this program which showed the gold deposit to have a shallow dip that will require further RC drilling for definition purposes. Some of the most notable results from this program included 3.0 metres @ 7.89 g/t, 2.44 metres averaging 3.90 g/t and 1.44 metres @ 10.95 g/t.

### *Kibara Project*

Significant assay results were received from a trenching program on the Company's Kibara Gold Project, with 20 samples returning values exceeding 1.22 g/t gold. In addition to the gold values, encouraging copper and silver assay results were received from the trenching program. Seventeen samples returned values greater than 1% copper, nine samples returned values greater than 5% copper, and four values were above 10% copper. Silver values ranged from detection levels to 87 g/t (2.5 oz/ton).

### *Tulawaka*

In October 2005, Northern Mining Explorations Ltd. (MDN) announced a significant gold discovery on a Prospecting License (PL) held under option from the Company in the Tulawaka region of Tanzania.

The Tulawaka region is interpreted to be within the western extension of the Sarama-Rwamagaza greenstone belt which is now believed to have a much larger extent than had been assumed from historic maps and related databases.

Until recently, virtually no systematic exploration had been conducted in this area by exploration companies even though this region of the Lake Victoria goldfields remains the only one still potentially hiding near surface major gold targets that have not yet been discovered.

There are currently four Prospecting Licenses held under option agreement with MDN, two of which are in Tulawaka.

The MDN drill program tested three targets, two of which revealed significant gold intersections including a 9.0 metres intercept grading 7.27 g/t gold and 4.0 metres averaging 13.34 g/t.

The discovery area is located approximately 15 kilometres from the Tulawaka Gold Mine (Barrick 70% - MDN 30%) and extends for a strike distance of approximately 0.4 kilometre and across a width of 0.3 kilometre. The target evaluated in the drill program was previously unknown and still remains open along strike and at depth.

Subsequent to this event, MDN announced details of the Isozibi discovery which is located about 17 kilometres northwest of the Tulawaka gold mine's process plant. The Isozibi discovery is known to extend for approximately 1.0 kilometre along strike and across a width of 0.9 kilometre. The previously unknown gold occurrence is associated with fracture zones in iron formations, a particularly attractive environment for the emplacement of gold deposits.

The Isozibi discovery was tested by seven drill fences comprising 26 Reverse Circulation (RC) drill holes for a total of 2,582 metres. Among the most significant drill intersections from this initial drill program were 2.0 metres averaging 4.4 g/t and 1.0 metre grading 3.25 g/t.

Follow-up drilling is planned for the above-mentioned properties to further investigate the gold mineralization discovered so far.

On November 15, 2006, MDN announced significant assay results from the RC drill program they carried out on the Viyonza Zone, which includes the Nyantimba license optioned from the Company.

### *Itetemia*

The Itetemia property hosts the Golden Horseshoe Reef (GHR) where gold mineralization occurs primarily within two discrete gold zones, the South and North zones. The GHR is situated on a sub-parallel structure immediately to the east of Barrick's Bulyanhulu gold mine.

In mid-2006, the Company completed four diamond drill holes on the Itetemia Project with one of the better holes returning 2.5 metres grading 6.13 g/t and 4.0 metres averaging 6.75g/t. Another hole returned an even higher grade intercept of 4.0 metres grading 11.1 g/t.

The drill program succeeded in confirming the existence of a continuous good-grade pay shoot at GHR down to a depth of 450 metres, representing a total down plunge distance of 550 metres.

### *Kimberlite (Diamond) Exploration*

Ground magnetic surveys were completed on kimberlite targets in the Mwadui, Igunga and Nzega Project areas in September 2005 and these targets were subsequently tested by a RAB drilling program a short time later in November 2005.

Five previously known kimberlite bodies were intersected at Mwadui along with two new pipes. In addition, two brand new kimberlite pipes were discovered at Igunga and another two at Nzega for a grand total of 11. One of the pipes at Nzega occurs close to artisanal diamond activity for alluvials in a nearby river bed.

Subsequent testing confirmed that a range of diamondiferous kimberlite indicator minerals including G10 and G3 garnets were identified in four kimberlite pipes on its Nzega and Igunga Project Areas. Based on the probed results from the kimberlites at Igunga and Nzega, both project areas have potential to host diamondiferous kimberlites.

### Outlook

The Company expects to maintain exploration expenditures at levels well above historic averages given the extent of its property holdings and the advanced stage nature of several of its properties. The purchase of a new drill rig and the integration of biogeochemical techniques into our exploration methodology is expected to optimize the Company's ability to evaluate targets in a cost effective and efficient manner. More targets are planned to be examined compared to the prior year and exploration expenditures will reflect the increased level of activity.

As in the past, the majority of this exploration work is expected to be funded from private placements by James E. Sinclair, Chairman and CEO of the Company.

### Selected Annual Information

| | Aug 31, 2006 | Aug 31, 2005 | Aug 31, 2004 |
|---|---|---|---|
| Total Revenues | $0 | $0 | $0 |
| Net Loss for the period | ($4,326,722) | ($2,931,063) | ($1,616,364) |
| Basic and diluted loss per share | ($0.05) | ($0.04) | ($0.02) |
| Total assets | $24,891,967 | $22,257,683 | $22,092,373 |
| Total Long Term Financial Liabilities | $121,739 | $175,011 | $0 |
| Cash dividends declared per share | $0 | $0 | $0 |

### Results of Operations

The loss before income tax in 2006 was $4,327,000 a $748,000 increase from last year's loss before income taxes of $3,579,000. The major reason for the higher loss before income taxes in 2006 was due to increases of write-offs of Mineral properties and deferred exploration costs of $60,000, professional fees of $338,000 and $134,000 in stock-based compensation expense. During the year, professional fees increased as the Company was engaged in litigation which amounted to $243,000; year end audit fees increased by $40,000 and legal fees relating to the issuance of the RSUs was approximately $50,000. Property investigation costs decreased to $24,000 from $134,000 due to a concentrated effort in drilling properties owned. The 2006 foreign exchange loss of $140,000 is consistent with that of 2005. Net interest earned was $23,000 for the year ending August 31, 2006, an increase of $34,000 from 2005 due to higher cash balances in 2006. The increase in Transfer Agent and Listing fees from $140,000 for the year ended August 31, 2005 to $205,000 is largely due to the listing on the American Stock Exchange. The increase in Salaries and Benefits from $691,000 for the year ending August 31, 2005 to $765,000 for the current year is a result of both a larger staff to accommodate the operation of the drill rig and a higher wage level to remain competitive with local salary scales.

The Company recorded a non-cash future income tax recovery of $647,565 during the year ended August 31, 2005 due to additional tax basis accumulating in Tanzania in excess of the carrying value of mineral properties and deferred exploration costs. No such recovery was recorded in the current year, resulting in a loss for the year of $4,327,000 compared to a loss of $2,931,000 in the prior year.

There are two primary reasons for fluctuations in quarterly operating results. If a property is deemed uneconomical it results in a write-off of the deferred exploration cost which can result in a large one-time loss. This explains the variation experienced in the quarters ending February 2005 and August 2006. Another cause for quarterly fluctuations is the amount of new property investigations in a given quarter. Exploration costs associated with investigating properties are not deferred but rather are expensed as incurred.

## Summary of Quarterly Results

| | August | | May | | February | | November | |
|---|---|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2005 | 2004 |
| Total Revenue | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Net Loss | ($1,905,777) | ($869,982) | ($1,225,384) | ($494,192) | ($792,635) | ($1,770,430) | ($402,926) | ($444,024) |
| Basic and diluted loss per share | $0.023 | $0.010 | $0.014 | $0.006 | $0.009 | $0.021 | $0.005 | $0.005 |

## Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding. Throughout the year, the Company issued 956,701 shares in Private Placement tranches with Mr. Sinclair, Chairman and CEO of the Company, in consideration for cash received of $5,077,807 ($813,828 of which was received in the prior year). In addition, the Company received $750,000 for share subscriptions for which shares are to be issued subsequent to August 31, 2006. Furthermore, the Company completed a US$1.25 million private placement with Guild Management, Inc. for 215,820 shares. The Company also received $229,675 for 292,500 options that were exercised. On November 16, 2006 the seventh tranche of the $3 million private placement with Mr. Sinclair was completed and 54,058 shares were issued.

As of August 31, 2006 the Company's working capital was $2,838,000 as compared to $1,389,000 on August 31, 2005. Also, as the Company's mineral properties advance under various exploration agreements, rental payment accruals could increasingly play a role in funding exploration activities for our own account.

The following table sets out the Company's known contractual obligations as of the latest fiscal year end:

| Payments Due by Period | | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 year** | **2-3 years** | **4-5 years** | **More than 5 years** |
| Vancouver Office Lease[1] | $15,000 | $15,000 | Nil | Nil | Nil |
| Capital Lease | US$172,695[2] | US$44,829 | US$89,658 | US$38,208 | Nil |

(1) Expires on April 30, 2007 (2) Includes finance charges

## Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries. All of the Company's concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence is granted for further development. There are no set work requirements to keep the concessions in good standing. A prospecting licence is issued for a period of up to three years and they are renewable two times for a period up to two years each. At each renewal, at least 50% of the area must be relinquished. A reconnaissance license is issued for one year and renewed for a period not exceeding a year.

All prospecting licenses granted by the Tanzanian government are subject to an annual rental fee of not more than U.S. $30 per square kilometer, a minimum exploration work commitment, and employment and training of Tanzanians. In addition, the government of Tanzania imposes a royalty on the gross value of all gold production at the rate of 3%.

Many of the Company's mineral properties are being acquired over time by way of option payments. It is at the Company's option as to whether to continue with the acquisition of the mineral properties and to incur these option payments. Current details of option payments required in the future if the Company elects to maintain its interest are as follows:

| Option Payments Due by Period (US$) | | | | | |
|---|---|---|---|---|---|
| **Option Agreement Obligations** | **Total** | **Less than 1 year** | **2-3 years** | **4-5 years** | **More than 5 years** |
| | $2,951,500 | $347,500 | $804,000 | $885,000 | $415,000 |

In August 2006, James E. Sinclair, Chairman and CEO of the Company, confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a new Private Placement Subscription Agreement with the Company (the "New Agreement") under which he will subscribe for common shares of the Company for an aggregate amount of $3,000,000. Under the New Agreement, Mr. Sinclair has agreed to subscribe for eight (8) quarterly tranches of $375,000 each, commencing February 1, 2007. Although no assurance can be given, the Company believes it will be able to raise additional capital as required to fund its commitments. In addition, if necessary, the Company could adjust the extent and timing of certain expenditures.

## Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

## Transactions with Related parties

During the year ended August 31, 2006, $190,887 was paid or payable by the Company to certain directors or entities affiliated with the directors, compared to $44,813 in 2005. Directors were paid $90,687 (2005 - $92,986) for director fees.

## Restricted Stock Unit Plan

A Restricted Stock Unit Plan (the "RSU Plan") was approved by the shareholders at the Annual Meeting held February 27, 2006. The Board of Directors recently implemented the RSU Plan under which employees and directors are compensated for their services to the Company. Annual compensation for outside directors is $50,000 per year, plus $5,000 per year for serving on Committees, plus $2,500 per year for serving as Chair of a Committee. At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly. The remainder of the director's annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units ("RSUs") in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

Under the RSU Plan, outside directors were granted 35,027 RSUs during the fiscal year ended August 31, 2006.

## Fourth Quarter

Net loss for the fourth quarter was $1,906,000 versus $870,000 for the same period in the previous year. The primary reason for the increase in the loss was the write-off of mineral properties in 2006 in the amount of $1,080,000 compared to a write-off of $181,000 in the fourth quarter of 2005. Professional fees were $302,000 for the fourth quarter 2006 compared to $57,000 in 2005. The fees include accrual for audit of $80,000, legal fees of $150,000 and legal fees relating to Kigosi of $30,000. The loss also included the RSU stock based compensation costs of $134,000 in the fourth quarter 2006. The loss is partially offset by a decrease in the property investigation cost of $47,000 and a decrease in Foreign exchange loss of $121,000. Other areas requiring the use of estimates include the determination of stock-based compensation expense and future income taxes.

## Changes in Accounting Policies Including Initial Adoption

During the year ended August 31, 2005, the Company adopted the Canadian Institute of Chartered Accountants new Handbook Section 3110 "Asset Retirement Obligations." The adoption of this accounting policy had no effect on the consolidated financial statements and there have been no other changes in accounting policies which effect the August 31, 2006 Consolidated Financial Statements.

## Critical Accounting Estimates

The Company's most critical accounting estimate relates to the write-off of exploration licenses and associated costs. Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense. Other areas requiring the use of estimates include the determination of stock-based compensation and future income taxes.

## Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 86,295,133 common shares outstanding. In addition, there were 75,000 director and employee stock options outstanding at an average weighted price of $0.79. The Company had no share purchase warrants outstanding.

## Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable, and accrued liabilities and obligations under the capital lease. The fair value of the Company's financial assets and liabilities is estimated to approximate their carrying value.

## Litigation

The Company commenced an action to protect against statements of defamation from being posted on internet chat sites. As at August 31, 2006 the litigation was settled satisfactorily. There are no other legal proceedings which may have or have had a significant affect on the Company's financial position or profitability.

## Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

## Controls and Procedures

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was carried out. Based on this evaluation, we have concluded that our disclosure controls and procedures are effective to ensure that (a) information required to be disclosed is recorded, processed, summarized and reported in a timely manner and (b) the information disclosed in the reports that we file or submit is accumulated and communicated to management to allow timely decisions regarding required disclosure.

There has been no change in the Company's internal control over financial reporting during the fiscal year ended August 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

## Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it and can be located.

## Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

## Additional Information

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com

# MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of Tanzanian Royalty Exploration Corporation have been prepared by and are the responsibility of the Company's management. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and contain estimates based on management's best judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safeguarded and financial information is reliable.

The Audit Committee of the Board of Directors is composed of non-management directors. It meets annually with the Company's management and auditors and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the consolidated financial statements to the Board of Directors for approval.

The Company's auditors, KPMG LLP, have examined these consolidated financial statements and their report follows.

James E. Sinclair
Chairman and CEO

Regina Kuo-Lee
Chief Financial Officer

Vancouver, Canada
November 3, 2006

---

# AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Tanzanian Royalty Exploration Corporation as at August 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Vancouver, Canada
November 3, 2006

# TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)
(An Exploration Stage Company)

Consolidated Balance Sheets
(Expressed in Canadian dollars)

August 31, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 3,174,549 | $ 1,395,468 |
| Accounts and other receivables (note 8) | 18,824 | 77,677 |
| Inventory | 158,380 | 49,934 |
| Prepaid expenses | 80,457 | 73,273 |
| | 3,432,210 | 1,596,352 |
| Mineral properties and deferred exploration costs (note 3) | 20,593,948 | 19,739,275 |
| Equipment and leasehold improvements (note 4) | 865,809 | 922,056 |
| | $ 24,891,967 | $ 22,257,683 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 559,312 | $ 172,812 |
| Current portion of obligations under capital lease (note 5) | 34,625 | 34,634 |
| | 593,937 | 207,446 |
| Obligations under capital lease (note 5) | 121,739 | 175,011 |
| Shareholders' equity: | | |
| Share capital (note 7) | 51,397,278 | 44,839,796 |
| Share subscriptions received (note 7(b)) | 750,000 | 813,828 |
| Contributed surplus | 134,133 | - |
| Deficit | (28,105,120) | (23,778,398) |
| | 24,176,291 | 21,875,226 |
| | $ 24,891,967 | $ 22,257,683 |

Nature of operations (note 1)
Commitments (notes 3 and 9)
Subsequent events (notes 3(c) and 10)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

James E. Sinclair, Director    Victoria Luis, Director    Norman Betts, Director

# TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)
(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended August 31, 2006 and 2005

| | | 2006 | | 2005 |
|---|---|---|---|---|
| Expenses: | | | | |
| Amortization | $ | 96,694 | $ | 88,981 |
| Annual general meeting | | 94,097 | | 36,299 |
| Capital tax | | - | | 3,243 |
| Consulting and management fees | | 177,771 | | 139,054 |
| Insurance | | 105,729 | | 97,412 |
| Memberships, courses and publications | | 6,889 | | 649 |
| Office and administration | | 92,071 | | 76,022 |
| Office rentals | | 61,972 | | 65,760 |
| Press releases | | 89,844 | | 41,814 |
| Printing and mailing | | 35,794 | | 46,220 |
| Professional fees | | 484,653 | | 147,333 |
| Promotions and shareholder relations | | 63,026 | | 12,495 |
| Salaries and benefits | | 765,173 | | 691,059 |
| Stock-based compensation | | 134,133 | | - |
| Telephone and fax | | 21,261 | | 29,407 |
| Training | | - | | 18,756 |
| Transfer agent and listing | | 204,795 | | 140,166 |
| Travel and accommodation | | 60,565 | | 36,881 |
| | | 2,494,467 | | 1,671,551 |
| Other expenses (earnings): | | | | |
| Foreign exchange | | 139,856 | | 134,650 |
| Interest, net | | (22,262) | | 11,488 |
| Gain on sale of asset | | - | | (93) |
| Gain on sale of short-term investments | | - | | (2,527) |
| Property investigation costs | | 24,259 | | 133,627 |
| Write-off of mineral properties and deferred exploration costs (note 3) | | 1,690,402 | | 1,629,932 |
| | | 1,832,255 | | 1,907,077 |
| Loss before income taxes | | (4,326,722) | | (3,578,628) |
| Future income tax recovery | | - | | 647,565 |
| Loss for the year | | (4,326,722) | | (2,931,063) |
| Deficit, beginning of year | | (23,778,398) | | (20,847,335) |
| Deficit, end of year | $ | (28,105,120) | $ | (23,778,398) |
| Basic and diluted loss per share | $ | (0.05) | $ | (0.04) |
| Weighted average number of shares outstanding (note 2(k)) | | 85,666,361 | | 83,387,939 |

See accompanying notes to consolidated financial statements.

# TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)
(An Exploration Stage Company)

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended August 31, 2006 and 2005

| | | 2006 | | 2005 |
|---|---|---|---|---|
| Cash provided by (used in): | | | | |
| Operations: | | | | |
| Loss for the year | $ | (4,326,722) | $ | (2,931,063) |
| Items not affecting cash: | | | | |
| Amortization | | 96,694 | | 88,981 |
| Gain on sale of asset | | - | | (93) |
| Gain on sale of short-term investments | | - | | (2,527) |
| Stock-based compensation | | 134,133 | | - |
| Write-off of mineral properties and deferred exploration costs | | 1,690,402 | | 1,629,932 |
| Future income tax recovery | | - | | (647,565) |
| | | (2,405,493) | | (1,862,335) |
| Changes in non-cash working capital | | | | |
| Accounts receivable and other receivables | | 58,853 | | (16,642) |
| Inventory | | (108,446) | | (49,934) |
| Prepaid expenses | | (7,184) | | (36,362) |
| Accounts payable and accrued liabilities | | 386,500 | | 26,140 |
| | | (2,075,770) | | (1,939,133) |
| Investing: | | | | |
| Mineral properties and deferred exploration costs (note 3) | | (2,865,096) | | (1,817,102) |
| Option payments and recoveries | | 320,021 | | 301,191 |
| Equipment and leasehold improvement additions | | (40,447) | | (140,403) |
| Short-term investments | | - | | 417,728 |
| Proceeds on disposal of asset | | - | | 2,653 |
| | | (2,585,522) | | (1,235,933) |
| Financing: | | | | |
| Share capital issued - net of issuance costs | | 5,743,654 | | 2,694,325 |
| Share subscriptions received | | 750,000 | | 813,828 |
| Repayment of obligations under capital lease | | (53,281) | | (5,067) |
| | | 6,440,373 | | 3,503,086 |
| Increase in cash and cash equivalents | | 1,779,081 | | 328,020 |
| Cash and cash equivalents, beginning of year | | 1,395,468 | | 1,067,448 |
| Cash and cash equivalents, end of year | $ | 3,174,549 | $ | 1,395,468 |
| Supplementary information: | | | | |
| Interest received, net | $ | 22,262 | $ | (11,488) |
| Non-cash transactions: | | | | |
| Purchase of automotive equipment by way of capital lease | | - | | 214,712 |
| Deposit paid in 2004 for drilling equipment purchased in 2005 | | - | | 484,978 |
| Shares issued in current year for subscriptions received in prior year | | 813,828 | | - |

See accompanying notes to consolidated financial statements.

## 1. Nature of operations:

Tanzanian Royalty Exploration Corporation (the "Company") is incorporated under the laws of Alberta, Canada and its primary business activities are the acquisition and exploration of mineral properties including the optioning out of properties for pre-production option payments and royalties on future gold production.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. Consequently, the Company considers itself to be an exploration stage company. Although at August 31, 2006 the Company has spending commitments (note 3) which approximate its working capital, it has financing commitments of $3,000,000 from its chairman and chief executive officer ("CEO") (note 7(b)), and, if necessary, could adjust the extent and timing of certain expenditures. The recoverability of the amounts shown for mineral properties and related deferred costs are ultimately dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred exploration costs represent net costs incurred to date, being less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values.

## 2. Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

(a) Principles of consolidation:

These consolidated financial statements include the accounts of Tan Range Exploration Corporation and its subsidiaries. All intercompany amounts are eliminated on consolidation.

(b) Translation of foreign currencies:

The measurement currency of the Company in these consolidated financial statements is the Canadian dollar. The Company's subsidiaries are considered integrated foreign subsidiaries and their accounts are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the prevailing year-end exchange rates. Non-monetary assets are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange for the year except for those arising from non-monetary assets which are translated at the historical exchange rate. Translation gains and losses are included in the statements of operations and deficit.

(c) Cash and cash equivalents:

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities with maturities at purchase dates of three months or less when acquired.

**2. Significant accounting policies (continued):**

(d) Short-term investments:

Interest-bearing securities having a term to maturity in excess of three months but less than one year are classified as short-term investments. Short-term investments are stated at the lower of cost and market value.

(e) Inventory:

Inventory consists of supplies for the Company's drilling rig and is stated at the lower of cost and replacement cost.

(f) Mineral properties and deferred exploration costs:

The Company holds various positions in mineral property interests, including prospecting licences, reconnaissance licences, and options to acquire mining licences or leases. All of these positions are classified as mineral properties for financial statement purposes.

Acquisition costs and exploration costs, including option payments, relating to mineral properties are deferred until the properties are brought into production, at which time they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold or to be sold or management determines that the mineral property is not economically viable, at which time the unrecoverable deferred costs are written off. Option payments arising on the acquisition of mineral property interests are exercisable at the discretion of the Company and are recognized as paid or payable.

Amounts recovered from third parties to earn an interest in the Company's mineral properties are applied as a reduction of the mineral property and deferred exploration costs.

Overhead costs directly related to exploration are allocated to the mineral properties explored during the year and are deferred and are to be amortized using the same method applied to property-specific exploration costs. All other overhead and administration costs are expensed in the year they are incurred.

(Expressed in Canadian dollars)

## 2. Significant accounting policies (continued):

(f) Mineral properties and deferred exploration costs (continued):

Under CICA Handbook Section 3061, "*Property, Plant and Equipment*", for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. Emerging Issue Committee Abstract 126, "*Accounting by Mining Enterprises for Exploration Costs*", ("EIC-126") states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the EIC's consensus that a mining enterprise in the development stage is not required to consider the conditions in Accounting Guideline No. 11 "*Enterprises in the Development Stage*" ("AcG 11") regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC's consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and CICA Handbook Section 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs are not automatically subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

The Company follows these recommendations and therefore the unproven mineral property claim costs are initially capitalized. Such assets are tested for impairment in accordance with the provisions of the CICA Handbook Section 3063, "*Impairment of Long-Lived Assets*". Mineral properties and deferred exploration costs are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized if, at the date it is tested for recoverability, the carrying amount of the mineral property exceeds the sum of the undiscounted cash flows expected to result from its production and/or eventual disposition. The impairment loss is measured as the amount by which the carrying amount of the mineral property exceeds its fair value.

**2. Significant accounting policies (continued):**

(g) Equipment and leasehold improvements:

Equipment and leasehold improvements, other than mineral properties and deferred exploration and development costs, are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

| Assets | Rate |
|---|---|
| Machinery and equipment | 20% to 30% |
| Automotive | 30% |
| Computer equipment | 30% |
| Drilling equipment and automotive equipment under capital lease | 6.67% |
| Leasehold improvements | 20% |

(h) Stock-based compensation:

Effective September 1, 2002, the Company adopted the new standard of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new standards have been applied prospectively. All stock-based compensation is determined based on the fair value method and expensed over the expected vesting period. The fair value of restricted stock units is determined as the market price of the Company's shares on the grant date as determined for accounting purposes.

(i) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards, and are measured using the enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. Future tax benefits, such as non-capital loss carry forwards, are recognized if realization of such benefits is considered more likely than not.

**2. Significant accounting policies (continued):**

(j) Asset retirement obligation:

The Company recognizes the fair value of a future asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets if a reasonable estimate of fair value can be made. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset that is depreciated over the remaining life of the asset.

The Company has determined that it has no material asset retirement obligations as at August 31, 2006 and 2005.

(k) Loss per share:

Loss per share has been calculated using the weighted average number of common shares issued and outstanding. Shares held in escrow subject to performance conditions for release are considered contingently issuable shares and are excluded from the weighted average number of shares used in calculating loss per share prior to their eligibility for release. All outstanding stock options, restricted stock units, special warrants and share purchase warrants, all of which could potentially dilute basic loss per share, have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

(l) Financial instruments:

The Company's financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities and obligations under capital lease. The fair value of the Company's financial assets and liabilities is estimated to approximate their carrying value due either to the short-term to maturity or the existence of interest rates that approximate market rates.

**2. Significant accounting policies (continued):**

(m) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year. Areas requiring the use of estimates and measurement uncertainties include the valuation and impairment of value of mineral properties and deferred exploration costs, the determination of stock-based compensation expense and the determination of future income taxes. Actual results may differ from management's estimates.

(n) Segmented information:

The Company's principal operations are located in Tanzania. The Company conducts its business in a single operating segment being the investment in and exploration of mineral properties. Substantially all mineral properties (note 3) and equipment and leasehold improvements are situated in Tanzania (note 4).

**3. Mineral properties and deferred exploration costs:**

The Company acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company's concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence can be granted for further development. Commencing with the new mining act issued in Tanzania in 1998, a prospecting licence is issued for a period of up to three years and renewable two times for a period up to two years each. At each renewal at least 50% of the remaining area is relinquished. A reconnaissance licence is issued for one year and renewed for a period not exceeding a year. All prospecting licences are granted subject to an annual rental fee of not more than U.S. $30 per square kilometer payable to the government of Tanzania, a minimum exploration work commitment, and employment and training of Tanzanians. In addition, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 3% of all gold produced.

(Expressed in Canadian dollars)

3. **Mineral properties and deferred exploration costs (continued):**

The continuity of expenditures on mineral properties is as follows:

| | Itetemia Project (a) | Luhala Project (b) | Kigosi (c) | Lunguya (d) | Kanagele (e) | Tulawaka (f) | Ushirombo (g) | Mbogwe (h) | Biharamulu (i) | Other (j) | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Balance, August 31, 2003 | $ 6,563,782 | $ 2,579,230 | $ 1,497,381 | $ 2,593,338 | $ 854,701 | $ 1,557,708 | $ 930,242 | $ 1,044,912 | $ 642,450 | $ 408,702 | $ 18,672,446 |
| Exploration expenditures: | | | | | | | | | | | |
| Camp, field supplies and travel | - | 13,967 | - | 5,528 | 3,406 | - | 1,098 | - | 2,259 | 21,386 | 47,644 |
| Exploration and field overhead | - | 168,588 | 39,175 | 129,371 | 101,526 | 56,643 | 52,614 | 41,485 | 28,182 | 348,888 | 985,189 |
| Geological consulting and field wages | 18,717 | 1,274 | - | - | - | - | - | - | - | (21,113) | (19,839) |
| Geophysical and geochemical | - | 4,813 | 3,986 | 60,625 | 73,524 | 2,598 | 16,065 | 2,288 | 5,244 | 91,976 | 261,119 |
| Property acquisition costs | - | 50,546 | - | - | 21,706 | - | - | - | 274 | 164,833 | 237,359 |
| Parts and equipment | - | 108 | - | - | - | - | - | - | - | 109 | 217 |
| Trenching and drilling | - | 1,095 | - | - | - | - | - | - | - | - | 1,095 |
| Option payments received | (17,496) | - | (58,811) | - | - | (88,926) | (123,275) | (17,496) | (25,930) | - | (331,934) |
| Reclassifications | - | - | 286,762 | - | - | - | (286,762) | - | - | - | - |
| | 1,221 | 240,391 | 271,112 | 195,524 | 200,162 | (29,685) | (340,260) | 26,277 | 10,029 | 606,079 | 1,180,850 |
| Balance, August 31, 2004 | 6,565,003 | 2,819,621 | 1,768,493 | 2,788,862 | 1,054,863 | 1,528,023 | 589,982 | 1,071,189 | 652,479 | 1,014,781 | 19,853,296 |
| Exploration expenditures: | | | | | | | | | | | |
| Camp, field supplies and travel | 339 | 17,089 | - | 4,432 | 20,091 | - | 6,248 | 1,849 | - | 111,172 | 161,220 |
| Exploration and field overhead | 2,800 | 142,948 | 28,278 | 29,945 | 68,848 | 16,095 | 63,611 | 36,488 | 14,109 | 534,210 | 937,332 |
| Geological consulting and field wages | - | - | 14,332 | - | - | - | - | - | - | - | 14,332 |
| Geophysical and geochemical | - | 30,200 | - | 42,932 | 33,298 | 34 | 9,271 | 1,893 | 1,393 | 83,610 | 202,631 |
| Property acquisition costs | 18,635 | 92,788 | 16,549 | - | 60,149 | 12,075 | - | - | - | 242,019 | 442,215 |
| Parts and equipment | - | 4,639 | - | - | - | - | - | - | - | - | 4,639 |
| Trenching and drilling | - | 40,593 | - | - | 899 | 3,502 | - | - | - | 9,739 | 54,733 |
| Recoveries | (24,146) | - | - | - | - | (130,226) | - | (24,146) | (122,673) | - | (301,191) |
| | (2,372) | 328,257 | 59,159 | 77,309 | 183,285 | (98,520) | 79,130 | 16,084 | (107,171) | 980,750 | 1,515,911 |
| | 6,562,631 | 3,147,878 | 1,827,652 | 2,866,171 | 1,238,148 | 1,429,503 | 669,112 | 1,087,273 | 545,308 | 1,995,531 | 21,369,207 |
| Write-offs | (656,500) | - | - | (73,010) | - | - | (316,476) | (299,118) | (43,399) | (241,429) | (1,629,932) |
| Balance, August 31, 2005 | 5,906,131 | 3,147,878 | 1,827,652 | 2,793,161 | 1,238,148 | 1,429,503 | 352,636 | 788,155 | 501,909 | 1,754,102 | 19,739,275 |
| Exploration expenditures: | | | | | | | | | | | |
| Camp, field supplies and travel | 7,861 | 82,544 | 250 | 3,110 | 2,969 | 3,172 | 1,811 | - | 7,426 | 67,525 | 176,668 |
| Exploration and field overhead | 32,321 | 361,174 | 14,989 | 29,337 | 19,279 | 20,898 | 9,446 | 5,116 | 40,652 | 488,818 | 1,022,030 |
| Geological consulting and field wages | 2,882 | - | - | - | - | - | - | - | - | - | 2,882 |
| Geophysical and geochemical | 3,413 | 231,846 | - | 47 | 41,600 | 875 | 77 | - | 4,174 | 194,280 | 476,312 |
| Property acquisition costs | 13,098 | 116,462 | 17,404 | - | 58,433 | 11,729 | - | 13,098 | - | 249,817 | 480,041 |
| Parts and equipment | - | 114 | - | - | - | - | - | - | - | - | 114 |
| Trenching and drilling | 470,995 | 177,764 | - | 379 | 8,563 | - | - | - | - | 49,348 | 707,049 |
| Recoveries | (43,660) | - | (77,610) | - | - | (87,531) | - | (43,660) | (67,560) | - | (320,021) |
| | 486,910 | 969,904 | (44,967) | 32,873 | 130,844 | (50,857) | 11,334 | (25,446) | (15,308) | 1,049,788 | 2,545,075 |
| Write-offs | - | (37,993) | (34,401) | - | (291,480) | (423,377) | (363,970) | - | - | (256,811) | (1,690,402) |
| Balance, August 31, 2006 | $ 6,393,041 | $ 4,079,789 | $ 1,748,284 | $ 2,826,034 | $ 1,077,512 | $ 955,269 | $ - | $ 762,709 | $ 486,601 | $ 2,264,709 | $ 20,593,948 |

(Expressed in Canadian dollars)

**3. Mineral properties and deferred exploration costs (continued):**

The Company has assessed the carrying value of mineral properties and deferred exploration costs as at August 31, 2006 and concluded that additional write-downs of $1,690,402 are required.

(a) Itetemia Project:

The Itetemia property consists of seven (2005 - seven) contiguous prospecting licences. Collectively, the Company refers to these concessions as the Itetemia Project.

One prospecting licence is subject to a 3% net smelter royalty.

The Company acquired a 90% interest in another of the prospecting licences through an agreement with the State Mining Corporation ("Stamico") dated July 18, 1994. Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting licence by meeting 20% of the costs required to place the property into production. The Company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for US$1,000,000.

The Company is required pay to Stamico an annual option fee of US$15,000 for 2007 and US$20,000 thereafter.

(b) Luhala Project:

The Luhala property consists of six (2005 - eight) contiguous prospecting licences. Collectively, the Company refers to these concessions as the Luhala Project.

During the years ended August 31, 2001 and 2000, the Company entered into option agreements to acquire three additional licences, named Shilalo, Ngobo and Sima. For Shilalo, the Company has made payments totaling US$16,000, for Ngobo, the Company has made payments totalling US$132,000, and for Sima, has made payments totalling US$84,000 in order to maintain the options. The vendor in each case retains a 2% net smelter return royalty, of which the Company may buy back, in each case, one-half (i.e., 1%) for US$1,000,000.

For the Shilalo licence, the vendor retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e., 1%) for US$250,000.

During the year ended August 31, 2006, the Company abandoned certain licences in the area and wrote off $37,993 of costs related to the abandoned area.

(c) Kigosi:

The Kigosi property consists of fourteen (2005 - fifteen) prospecting licences. During the year ended August 31, 2003, the Company reclassified five licences from the Ushirombo and Ushirombo West with deferred costs of $371,411 (note 3(g)) to the Kigosi property. The Company has a 100% interest in two of the licences and, through prospecting and mining option agreements entered into in the 2003 fiscal year, has options to acquire between 51% to 90% interests in the other twelve licences. The

(Expressed in Canadian dollars)

**3. Mineral properties and deferred exploration costs (continued):**

(c) Kigosi (continued):

Company must make payments totalling US$162,000 over eight years (US$36,000 paid to date with the balance required as follows: 2006 - US$16,000; 2007 - US$18,000; 2008 - US$20,000; 2009 - US$22,000; 2010 - US$24,000, 2011 - US$26,000) and is required to fund all costs of exploration of the properties in order to maintain the options.

During the year ended August 31, 2006, the Company abandoned certain licences in the area and wrote off $34,401 of costs related to the abandoned area.

On July 21, 2003, the Company entered into an agreement with Ashanti Goldfields (Cayman) Limited ("Ashanti"), granting Ashanti the option to acquire the total rights, titles and interests of the Company in the prospecting licences in the Kigosi area, save and except for a royalty varying between 0.5% to 2% of net smelter returns, depending on the market price of gold, to be paid by Ashanti to the licence owners. During the year ended August 31, 2006, Ashanti advised the Company that they would not proceed with this agreement.

As a result, the Company entered into a Purchase and Sale Agreement dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo, from Ashanti.

The acquisition will be satisfied by the issuance to Ashanti a total of 180,058 common shares of the Company in two tranches and subject to certain conditions set out below. The two tranches will consist of (*i*) the issuance of 160,052 common shares to be issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement, and (*ii*) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance to Ashanti of 20,006 common shares of the Company.

The agreement is subject to regulatory approval.

(d) Lunguya:

The Lunguya property consists of eight (2005 - seven) prospecting licences. Through prospecting and mining option agreements the Company has options to acquire interests ranging from 60% to 75% in the eight licences. To maintain the options, the Company is required to meet certain expenditure requirements and fund all exploration costs of the properties.

(Expressed in Canadian dollars)

**3. Mineral properties and deferred exploration costs (continued):**

(e) Kanagele:

The Kanagele property consists of ten (2005 - eleven) prospecting licences. In 2002, the Company entered into an option agreement requiring payments totaling US$72,000 over eight years (US$30,000 paid to date) in exchange for a 90% interest in three prospecting licence and an option to purchase the remaining 10% upon production decision. In 2004, the Company entered into an option agreement for one prospecting license requiring payments of US$145,000 (US$33,000 paid to date) over nine years. The Company has options to acquire a 65% interest in the other seven licences acquired through prospecting and option agreements. The Company is required to fund all exploration costs of the properties.

In 2005, the Company entered into an agreement on two prospecting licenses for an 85% interest requiring payments of US$173,000 over six years ($36,000 paid to date).

Details by year of the required option payments described above are as follows:

| | | |
|---|---|---|
| 2007 | US$ | 43,000 |
| 2008 | | 47,000 |
| 2009 | | 51,000 |
| 2010 | | 55,000 |
| Thereafter | | 95,000 |
| | US$ | 291,000 |

During the year ended August 31, 2006, the Company abandoned certain licences in the area and wrote-off $291,480 of costs related to the abandoned area.

(f) Tulawaka:

The Tulawaka property consists of nine (2005 - fifteen) prospecting licences. The Company owns five of the licences and has options to acquire interests ranging from 65% to 90% in the other four licences through prospecting and option agreements. Two licences are subject to an option agreement with Northern Mining Explorations Ltd. ("Northern") (note 3(l)).

During the year ended August 31, 2003, the Company entered into a prospecting mining option agreement to acquire a 90% interest in a prospecting license. The Company must make payments of US$117,000 over nine years, (US$30,000 paid to date with the balance required as follows: 2007 - US$12,000; 2008 - US$13,000; 2009 - US$14,000; 2010 - US$15,000; 2011 - US$16,000; 2012 - US$17,000) and is required to fund all exploration costs of property to maintain its option.

During the year ended August 31, 2006, the Company abandoned certain licences in the area and wrote-off $423,377 of costs related to the abandoned area.

(Expressed in Canadian dollars)

**3. Mineral properties and deferred exploration costs (continued):**

(g) Ushirombo and Ushirombo West:

The Ushirombo and Ushirombo West properties consist of four prospecting licences (2005 - twelve). The Company holds 100% interest in one of these licences and through prospecting and option agreements has options to acquire interests ranging from 65% to 80% in the other three licences. The Company is required to fund all exploration costs of the properties.

During the year ended August 31, 2006, the Company abandoned certain licences in the area and wrote-off $363,970 of costs related to the abandoned area.

(h) Mbogwe:

The Mbogwe property consists of five (2005 - four) licences. The Company, through prospecting and option agreements, has options to acquire interests ranging from 51% to 80% in these licences. The Company is required to fund all exploration costs of the properties. One of the licences is subject to the option agreement with BEAL (note 3(k)).

(i) Biharamulu:

The Biharamulu property consists of six (2005 - five) prospecting licences. The Company has a 100% interest in two of these licences and through prospecting and option agreements has options to acquire interests ranging from 51% to 65% in the other four licences. The Company is required to fund all exploration costs of the properties. Two of the licences are subject to the option agreement with Northern (note 3(l)).

(j) Other:

The Company's other properties consist of several prospecting licences. The Company has options to acquire interests in these properties ranging from 51% to 100%. To maintain these options and licences, the Company must make the following future payments to maintain its options:

| | |
|---|---|
| 2007 | $ 286,500 |
| 2008 | 319,500 |
| 2009 | 317,500 |
| 2010 | 348,500 |
| Thereafter | 703,500 |
| | $ 1,975,500 |

During the year ended August 31, 2005, the Company abandoned certain licences in the area and wrote-off $539,181 of costs related to the abandoned area.

(Expressed in Canadian dollars)

**3. Mineral properties and deferred exploration costs (continued):**

(k) Joint venture with Barrick Exploration Africa Ltd. ("BEAL"):

Barrick Exploration Africa Ltd. ("BEAL") had the option to acquire the total rights, titles and interests of the Company in twelve prospecting licences in different properties, herein called the BEAL project. In exchange for this option, BEAL paid US$100 to the Company. To maintain and exercise the option, BEAL was required to incur US$250,000 in exploration and development costs on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend US$50,000 each year for each retained prospecting licence. In addition, BEAL must make the following annual payments to the Company for each retained prospecting licence (US$50,000 paid to date):

| | | |
|---|---|---|
| December 2005 | US$ | 40,000 |
| December 2006 and subsequent years | | 40,000 |

The Company has received from BEAL notices of relinquishment for all rights, titles, and interests for a total of ten prospecting licenses included in the option agreement.

As at August 31, 2006, of the two remaining prospecting licences in the BEAL project, one licence is located in Mbogwe and one in Itetemia.

Within thirty days after commercial production, BEAL must pay the Company US$1,000,000 and an additional US$1,000,000 on each of the next two years. BEAL will also pay the owner of the licence 1.5% of net smelter returns.

(l) Option Agreement with Northern Mining Explorations Ltd. ("Northern"):

On January 20, 2003, as amended on March 18, 2003, the Company entered into an agreement with Northern granting Northern the exclusive option to acquire the total rights, titles and interests of the Company in certain prospecting licences. In exchange for this option, Northern paid US$80,000. In addition, to maintain and exercise the option, Northern must make annual payments for each retained prospecting licence, incur minimum exploration and development expenditures and certain drilling requirements, undertake all obligations of the Company in respect of the licences and complete a feasibility study by December 31, 2008. Upon exercise of the option, the Company shall retain a net smelter return royalty fluctuating between 0.5% to 2% depending on the price of gold.

(Expressed in Canadian dollars)

**3. Mineral properties and deferred exploration costs (continued):**

(l) Option Agreement with Northern Mining Explorations Ltd. ("Northern") (continued):

On September 7, 2004, the Company entered into a second option agreement with Northern, granting Northern the exclusive option to acquire the total rights, titles, and interest of the Company in certain prospecting licenses all located in the Tulawaka area. In exchange for this option, Northern is required to make annual payments for each retained prospecting license, incur minimum exploration and development expenditures and certain drilling requirements, and undertake all obligations of the Company in respect of the licenses. Upon exercise of the option, the Company shall retain a net smelter royalty fluctuating between 0.5% to 2% depending on the price of gold.

As at August 31, 2006, of the four prospecting licences optioned to Northern, two are located in Biharamulu and two are located in Tulawaka.

**4. Equipment and leasehold improvements:**

| 2006 | Cost | Accumulated amortization | Net book value |
|---|---|---|---|
| Drilling equipment | $ 564,311 | $ 55,185 | $ 509,126 |
| Automotive under capital lease | 214,712 | 22,678 | 192,034 |
| Automotive | 143,715 | 103,805 | 39,910 |
| Computer equipment | 104,961 | 74,800 | 30,161 |
| Machinery and equipment | 157,171 | 64,508 | 92,663 |
| Leasehold improvements | 6,873 | 4,958 | 1,915 |
| | $ 1,191,743 | $ 325,934 | $ 865,809 |

| 2005 | Cost | Accumulated amortization | Net book value |
|---|---|---|---|
| Drilling equipment | $ 564,311 | $ 18,810 | $ 545,501 |
| Automotive under capital lease | 214,712 | 8,962 | 205,750 |
| Automotive | 157,279 | 97,008 | 60,271 |
| Computer equipment | 107,043 | 54,155 | 52,888 |
| Machinery and equipment | 101,078 | 46,168 | 54,910 |
| Leasehold improvements | 6,873 | 4,137 | 2,736 |
| | $ 1,151,296 | $ 229,240 | $ 922,056 |

(Expressed in Canadian dollars)

**5. Obligations under capital lease:**

During the year, the Company has financed two vehicles by entering into capital leasing arrangements. Future minimum lease obligations are due as follows:

| | |
|---|---|
| 2007 | $ 49,760 |
| 2008 | 49,760 |
| 2009 | 49,760 |
| 2010 | 42,411 |
| Net minimum lease payments (US$172,695) | 191,691 |
| Less amount representing interest at 9.0% | (35,327) |
| Present value of net minimum capital lease payments | 156,364 |
| Current portion | 34,625 |
| | $ 121,739 |

Interest of $17,242 (2005 - $3,040) relating to obligations under capital lease has been included in interest expense.

**6. Income taxes:**

Substantially all differences between actual income tax recovery of nil (2005 - $647,565) and the expected income tax recovery rebate to losses not recognized for tax purposes.

The tax effects of significant temporary differences which would comprise tax assets and liabilities at August 31, 2006 and 2005 are as follows:

| | 2006 | 2005 |
|---|---|---|
| Future income tax assets: | | |
| Equipment | $ 74,000 | $ 78,000 |
| Non-capital losses for tax purposes | 2,679,000 | 2,070,000 |
| Capital losses for tax purposes | 40,000 | 43,000 |
| Resource related deductions carried forward | 3,300,000 | 3,500,000 |
| | 6,093,000 | 5,691,000 |
| Valuation allowance | (6,093,000) | (5,691,000) |
| Net future income tax assets | $ - | $ - |

(Expressed in Canadian dollars)

## 6. Income taxes (continued):

In assessing the recoverability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible.

At August 31, 2006, the Company has approximately $7,200,000 of Canadian non-capital losses available for income tax purposes to reduce Canadian taxable income in future years that expire in years up to, and including 2026.

The Company has a capital loss carry forward of approximately $250,000 which is available indefinitely to reduce future capital gains for tax purposes, and resource pools of approximately $10,100,000 which are available indefinitely to reduce future income for tax purposes.

## 7. Share capital:

(a) Authorized:

91,000,000 common voting shares (2004 - 91,000,000)

(b) Issued common shares, warrants and share subscriptions:

| | Number of shares | | Amount |
|---|---|---|---|
| Balance, August 31, 2003 | 80,191,542 | $ | 39,423,971 |
| Issued for cash | 1,477,050 | | 2,250,000 |
| Issued for share subscriptions previously received | 65,445 | | 125,000 |
| Stock options exercised | 730,000 | | 346,500 |
| Balance, August 31, 2004 | 82,464,037 | | 42,145,471 |
| Stock options exercised | 107,500 | | 69,325 |
| Issued for cash | 2,204,517 | | 2,625,000 |
| Balance, August 31, 2005 | 84,776,054 | | 44,839,796 |
| Issued for cash | 793,468 | | 5,513,979 |
| Issued for share subscriptions previously received | 379,053 | | 813,828 |
| Stock options exercised | 292,500 | | 229,675 |
| Balance, August 31, 2006 | 86,241,075 | $ | 51,397,278 |

The Company had no share purchase warrants outstanding as at August 31, 2006 and 2005.

(Expressed in Canadian dollars)

**7. Share capital (continued):**

(b) Issued common shares, warrants and share subscriptions (continued):

On March 5, 2003, the Company completed a private placement subscription agreement with the Company's chairman and CEO for the sale of between $1,500,000 to $3,000,000 worth of common shares of the Company in 24 separate monthly closings. The sales price of the common shares was equal to the five day weighted average trading price for the last five consecutive trading days of each month immediately preceding the closing date. Each closing was to be between $62,500 to $125,000. As at August 31, 2005, the Company has issued in total 2,137,629 common shares and received $2,950,000 pursuant to this subscription agreement.

On January 13, 2005, the Company completed a private placement subscription agreement with the Company's chairman and CEO for the sale of $3,000,000 worth of common shares in eight separate quarterly closings. The sales price of the common shares will be equal to the five day weighted average trading price for the last five consecutive trading days of each quarter immediately preceding the closing date. As at August 31, 2006, the Company issued in total 865,828 common shares (2005 - 642,169 common shares) and received cash proceeds of $2,250,000 (2005 - $750,000) pursuant to this agreement. As at August 31, 2006, the Company has also received $750,000 from the Chairman and CEO pursuant to this private placement subscription agreement for which shares have not been issued. These funds are recorded as share subscriptions received at August 31, 2006 (note 10(b)).

During the year ended August 31, 2005, in addition to the monthly and quarterly private placements discussed above, the chairman and CEO also subscribed for an additional 819,000 common shares at a price of $1.221 per share, resulting in gross proceeds of $1,000,000 to the Company. During the year ended August 31, 2004, in addition to the monthly private placements discussed above, the chairman and CEO also subscribed for an additional 622,278 common shares of the Company at $1.607 per share, resulting in gross proceeds of $1,000,000 to the Company.

During the year ended August 31, 2006, in addition to the quarterly private placements discussed above, the Chairman and CEO completed a private placement subscription agreement for 107,124 common shares at a price of $9.335 per share, resulting in gross proceeds of $1,000,000 to the Company. On February 23, 2006 the Chairman and CEO also completed a private placement subscription agreement for 183,440 common shares of the Company at $7.844 per share, resulting in gross proceeds of $1,438,903 to the Company. In addition to the above, on September 30, 2005 the Chairman and CEO completed a private placement subscription agreement for 442,478 common shares of the Company at $2.147 per share, resulting in gross proceeds of $950,000 to the Company.

On August 8, 2006 the Company entered into a private placement subscription agreement with the Chairman and CEO for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each. The initial quarterly period shall commence February 1, 2007.

Also during the year ended August 31, 2006, a third party purchased 215,820 common shares at $6.667 per share for gross proceeds to the Company of $1,458,872.

(Expressed in Canadian dollars)

## 7. Share capital (continued):

(c) Stock options:

The Company has a stock option plan which is administered by the board of directors and options are granted at their discretion. The number of shares reserved, set aside and available for issue under the plan should not exceed 8,109,132 or such greater number of shares as may be determined by the board and approved, if required, by the shareholders of the Company and by any relevant stock exchange or regulatory authority. Options must expire no later than five years from the date such options are granted. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating directors, officers and employees of the Company and to closely align the personal interests of those directors, officers and employees with those of the shareholders. Stock option activity during the three years ended August 31, 2006 was as follows:

| | Number of shares | Weighted average price |
|---|---|---|
| Outstanding, August 31,2004 | 525,000 | $ 0.76 |
| Exercised | (107,500) | 0.64 |
| Outstanding, August 31, 2005 | 417,500 | 0.79 |
| Exercised | (292,500) | 0.79 |
| Cancelled | (50,000) | 0.79 |
| Outstanding, August 31, 2006 | 75,000 | $ 0.79 |

At August 31, 2006, the following director and employee stock options were outstanding and exercisable:

| Number of common shares | Exercise price | Expiry date |
|---|---|---|
| 75,000 | 0.79 | May 3, 2007 |

(d) Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan ("ESOP") for all eligible employees, consultants, and directors. The Company matches 100 percent of participants' contributions up to 5 percent of the participants' salaries and 50 percent of participants' contributions between 5 percent and 30 percent of the participants' salaries. All contributions fully vest immediately. ESOP compensation expense for the year ended August 31, 2006 was $60,577 (2005 - $57,362) and is included in salaries and benefits expense.

(Expressed in Canadian dollars)

**7. Share capital (continued):**

(e) Restricted share units:

During 2006, the Company received shareholder approval to institute a Restricted Stock Unit Plan. The Plan is designed to compensate employees and directors for their services to the Company. Of the 500,000 shares available under the plan, 69,565 have been granted as of August 31, 2006. Of the shares granted, 40,598 units are expected to vest on the first anniversary of the grant date with the remainder vesting on the third anniversary of the grant date. Total stock-based compensation expense related to the issue of restricted stock was $134,311 (2005 - nil), with a corresponding amount credited to contributed surplus as the shares have not been issued.

**8. Related party transactions:**

In addition, to related party transactions disclosed elsewhere in these consolidated financial statements, during the year ended August 31, 2006, $190,887 (2005 - $44,813) was paid or payable by the Company to certain directors or entities affiliated with the directors and a former director for consulting fees. Directors were paid $90,687 (2005 - $92,986) for director fees.

Accounts and other receivables include nil (2005 - $46,000) receivable from an entity related to a director.

Accounts payable and accrued liabilities include $41,966 (2005 - $24,325) payable to certain directors and a former director for consulting and director's fees.

**9. Commitments:**

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 3), the Company is committed to rental payments of approximately $15,750 for premises in 2007.

**10. Subsequent events:**

(a) From September 1, 2006 to November 3, 2006, the Company entered into four new prospecting licenses. All of these represent renewals of past licenses.

(b) Subsequent to August 31, 2006, the Company issued 54,058 common shares, to the chairman and CEO of the Company in consideration for $375,000 in previously paid share subscriptions (note 7(b)).

# CORPORATE INFORMATION

**Corporate Head Office**
93 Benton Hill Road
Sharon, CT 06069

Tel: 860.364.1830
Fax: 860.364.0673

**Canadian Office**
Suite 1400, 355 Burrard Street
Vancouver, BC, Canada
V6C 2G8

Tel: 604.669.5598
Fax: 604.669.8915
Toll Free: 1.800.811.3855

**E-mail**
tnxcorporate@tanzanianroyalty.com

**Website**
www.tanzanianroyalty.com

**Exploration Office**
P.O. Box 10953
Mwanza, Tanzania

Tel/Fax: 255.28.250.2305

**Stock Exchange Listing**

- TORONTO STOCK EXCHANGE
  Trading Symbol: **TNX**
- AMERICAN STOCK EXCHANGE
  Trading Symbol: **TRE**

**Share Capital**
Issued and Outstanding
86,295,133 (Nov. 30/06)

**Legal Counsel**
**MacLeod Dixon LLP**
3700 Canterra Tower
400 Third Avenue, SW
Calgary, AB, Canada
T2P 4H2

**Auditors**
**KPMG LLP**
777 Dunsmuir Street
P.O. Box 10426 Pacific Centre
Vancouver, BC, Canada
V7Y 1K3

**Transfer Agent and Registrar**
**Computershare Trust Company of Canada**
510 Burrard Street, 3rd Floor
Vancouver, BC, Canada
V6C 3B9

**Directors/Officers**

James E. Sinclair
*Chairman and CEO, Director*

Jonathan G. Deane M.Sc.(Geol.), B.Sc.(Honors)
*President, Director*

Victoria Luis MBA, CSCPA, Member AICPA
*Director*

Marek Kreczmer M.Sc.(Geol.), B.Sc.(Geol.)
*Director*

William M. Harvey B.A., Ph.D.
*Director*

Ulrich Rath B.Sc.(Hon), M.Sc.(Geol.)
*Director*

Rosalind Morrow B.A., B.Ed.,LL.B.
*Director*

Anton Esterhuizen B.Sc. (Hons), M.Sc. (Mineral Exploration) (Rhodes), Sci. Nat.
*Director*

Norman Betts PhD., FCA
*Director*

Regina Kuo-Lee, C.A.
*Chief Financial Officer*

Helen Hansen
*Corporate Secretary*

Tanzanian Royalty
EXPLORATION CORPORATION

www.tanzanianroyalty.com



Tanzanian Royalty
EXPLORATION CORPORATION

www.tanzanianroyalty.com

END